UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38158

STR Sub Inc.*

(Exact name of Issuer as specified in its charter)

1401 Lawrence Street, Suite 1750

Denver, Colorado 80202

(720) 640-7620

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, $0.0001 par value

Warrants to purchase Class A common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On December 29, 2022, pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 6, 2022, by and among Sitio Royalties Corp., a Delaware corporation (“Old Sitio”), Snapper Merger Sub I, Inc., a Delaware corporation (“New Sitio”), Brigham Minerals, Inc., a Delaware corporation (“Brigham”), Brigham Minerals Holdings, LLC, a Delaware limited liability company (“Opco LLC”), Sitio Royalties Operating Partnership, LP, a Delaware limited partnership (“Opco LP”), Snapper Merger Sub IV, Inc., a Delaware corporation (“Brigham Merger Sub”), Snapper Merger Sub V, Inc., a Delaware corporation (“Sitio Merger Sub”), and Snapper Merger Sub II, LLC, a Delaware limited liability company (“Opco Merger Sub LLC”), Old Sitio acquired Brigham in an all-stock transaction through: (i) the merger of Brigham Merger Sub with and into Brigham (the “Brigham Merger”), with Brigham surviving the Brigham Merger as a wholly owned subsidiary of New Sitio, (ii) the merger of Sitio Merger Sub with and into Old Sitio (the “Sitio Merger”), with Old Sitio surviving the Sitio Merger as a wholly owned subsidiary of New Sitio, and (iii) the merger of Opco Merger Sub LLC with and into Opco LLC (the “Opco Merger,” and, together with the Brigham Merger and the Sitio Merger, the “Mergers”), with Opco LLC surviving the Opco Merger as a wholly owned subsidiary of Opco LP, in each case on the terms set forth in the Merger Agreement. On December 29, 2022, upon the consummation of the Mergers, Old Sitio was renamed “STR Sub Inc.”, and New Sitio was renamed “Sitio Royalties Corp.”

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, STR Sub Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 9, 2023	By:	/s/ Brett Riesenfeld
	Name:	Brett Riesenfeld
	Title:	Executive Vice President, General Counsel and Secretary